UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______________ to _________________

Commission file number 000-08445

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Steak n Shake 401(k) Savings Plan (formerly The Steak n Shake Company 401(k) Savings Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BIGLARI HOLDINGS INC. 175 East Houston Street, Suite 1300 San Antonio, Texas 78205

THE STEAK N SHAKE 401(K) SAVINGS PLAN
(FORMERLY THE STEAK N SHAKE COMPANY 401(K) SAVINGS PLAN)

NOTE:
Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of
The Steak n Shake 401(k) Savings Plan
Indianapolis, Indiana

We have audited the accompanying statements of net assets available for benefits of The Steak n Shake 401(k) Savings Plan (formerly The Steak n Shake Company 401(k) Savings Plan) (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Indianapolis, Indiana
June 29, 2011

THE STEAK N SHAKE 401(k) SAVINGS PLAN
(FORMERLY THE STEAK N SHAKE COMPANY 401(K) SAVINGS PLAN)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009

ASSETS:
Investments — at fair value:
Money market funds	$7,824,745	$5,317,377
Mutual funds	14,220,732	18,328,873
Common stock	276,892	-

Total investments	22,322,369	23,646,250

Receivables:
Notes receivable from participants	314,433	324,240
Participant contributions	-	24
Employer contributions	-	5

Total receivables	314,433	324,269

Total assets	22,636,802	23,970,519

LIABILITIES:
Excess contributions payable	75,545	-

NET ASSETS AVAILABLE FOR BENEFITS	$22,561,257	$23,970,519

See notes to financial statements.

THE STEAK N SHAKE 401(k) SAVINGS PLAN
(FORMERLY THE STEAK N SHAKE COMPANY 401(K) SAVINGS PLAN)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

ADDITIONS:
Contributions:
Participant contributions	$1,568,944
Employer contributions	140,550
Rollovers	25,132

Total contributions	1,734,626

Investment income:
Net appreciation in fair value of investments	1,682,288
Interest and dividends	270,820

Total investment income	1,953,108

Interest income on notes receivable from participants	14,336

Total additions	3,702,070

DEDUCTIONS:
Benefits paid to participants	5,007,283
Administrative expenses	104,049

Total deductions	5,111,332

NET DECREASE	(1,409,262)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	23,970,519

End of year	$22,561,257

See notes to financial statements.

THE STEAK N SHAKE 401(K) SAVINGS PLAN
(FORMERLY THE STEAK N SHAKE COMPANY 401(K) SAVINGS PLAN)

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.	DESCRIPTION OF THE PLAN

The following description of The Steak n Shake 401(k) Savings Plan (the “Plan”), formerly The Steak n Shake Company 401(k) Savings Plan, is provided for general information purposes only. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions. The Plan was established effective September 28, 1953. The Plan was amended and restated as of March 15, 2010.

General — The Plan is a defined contribution plan covering substantially all employees of Steak n Shake Operations, Inc. (the “Company”) and its divisions, subsidiaries, or affiliated companies upon completing six months of service and attaining age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. As of March 15, 2010, the Company changed its trustee from Fidelity Management Trust Company to TD Ameritrade Trust Company and its recordkeeper from Fidelity Investments Institutional Operations Company, Inc. to McCready & Keene, Inc. Concurrently, the Company amended the Plan to allow participants to direct their contributions into Biglari Holdings Inc. common stock, which is publicly traded. Steak n Shake Operations, Inc. is a subsidiary of Biglari Holdings Inc.

Contributions — Participants may make voluntary contributions up to 60% of their before-tax annual compensation, as defined in the Plan. The contributions are subject to certain limitations imposed by the Internal Revenue Code (the “Code” or “IRC”).

The Company may make a discretionary contribution from net profits of Steak n Shake Operations, Inc., as defined in the Plan agreement, in such amounts as may be determined by the Company’s Board of Directors. The discretionary matching contributions are for participants that have met a service requirement of one year of service (1,000 hours).

Participants direct the investment of their contributions into various investment options offered by the Plan, including Biglari Holdings Inc. common stock. Any Company discretionary contributions are allocated based on the participant’s investment options. All amounts in participant accounts are participant-directed.

Participants of the Plan may not contribute to or reallocate their funds to the Biglari Holdings Inc. common stock fund if, at the time of such transfer, Biglari Holdings Inc. common stock constitutes more than 50% of the participant’s account balance.

Rollovers From Other Qualified Employer Plans — The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan. These amounts are reflected in rollovers within the accompanying statement of changes in net assets available for benefits.

Participant Accounts — Each participant’s account is credited with the participant’s contribution and allocations of the Company’s discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are immediately vested in their contributions plus actual earnings thereon. Participants are vested in employer discretionary contributions and any earnings thereon based on total years of service in accordance with the following schedule:

Number of Years of	Vested
Continuous Service	Percentage

Less than 2	-%
2	20
3	40
4	60
5	80
6 or more	100

Payment of Benefits — On termination of service due to death, disability, or retirement, a participant will automatically become 100% vested in his or her account and may receive a lump-sum distribution equal to the value of the account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. If the amount payable under the Plan to any participant is less than or equal to $1,000, the benefits will be paid as a lump-sum distribution. The Plan also offers voluntary withdrawals from rollover contributions and financial hardship withdrawals, subject to Plan provisions.

Forfeitures — Amounts forfeited by participants are first used to pay administrative expenses. Any remaining amounts are used to reduce future employer contributions payable under the Plan. As of December 31, 2010 and 2009, nonvested forfeited accounts totaled $28 and $82,959, respectively. During the year ended December 31, 2010, the Plan used forfeitures of $117,411 to offset administrative expenses and reduce employer contributions.

Participant Loans — The Plan allows for participant loans for hardship purposes. The outstanding loans are secured by the balance in the participants account and bear interest at a fixed rate. Interest rates range from 4.25% to 8.25% as of December 31, 2010. Principal and interest are paid through payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan have been prepared using the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Payment of Benefits — Benefit payments are recorded when paid.

Administrative Expenses — All expenses of operating the Plan are paid at the direction of the Plan sponsor from the assets of the Plan.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

Investment Valuation and Income Recognition — Investments held by the Plan are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements. Purchases and sales of securities, including related gains and losses, are recorded on a trade-date basis. Interest income is recorded as earned and dividend income is recorded on the date of declaration.

Risks and Uncertainties — The Plan provides for investments in money market funds, mutual funds and common stock that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Use of Estimates — The preparation of the financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Subsequent Events — Subsequent events were evaluated through June 29, 2011, the date the financial statements were available to be issued.

New Accounting Pronouncements — In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.

In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan’s financial statements.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009, are stated below.

	2010	2009

Fidelity Retirement Money Market **	$7,767,772	$5,317,377
Longleaf Partners International Fund	1,514,060	*
Third Avenue Value Fund Institutional	4,782,022	*
Vanguard Index Trust - 500 Portfolio	2,399,958	*
Vanguard Target Retirement 2020 Fund	1,350,090	*
Royce Low Priced Stock Fund SER		2,199,931
Third Avenue Real Estate Value		1,398,521
Fidelity Value Fund **		2,552,788
Fidelity Diversified International **		1,599,260
Fidelity Freedom 2020 Fund **		1,343,813
Spartan US Equity Index **		2,021,886
Fidelity US Bond Index **		2,045,612

* Holding does not represent 5% or more of the Plan's net assets on this date.
** Represents a party in interest to the Plan.

During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) increased in value as follows:

Mutual funds:
Balanced	$890,191
Equity	681,020
Fixed income	36,215
Real estate	24,143

1,631,569

Money Market	232
Common stock	50,487

Net appreciation in fair value of investments	$1,682,288

4.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The Plan’s policy is to recognize significant transfers between levels at the actual date of the event.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2010 and 2009.

	2010
	Level 1	Level 2	Level 3	Total

Mutual funds:
Balanced	$10,197,073	$-	$-	$10,197,073
Equity	3,914,018			3,914,018
Fixed income	109,641			109,641

	14,220,732	-	-	14,220,732

Money market funds		7,824,745		7,824,745
Common stock	276,892			276,892

Total investments	$14,497,624	$7,824,745	$-	$22,322,369

	2009
	Level 1	Level 2	Level 3	Total

Mutual funds:
Balanced	$7,019,329	$-	$-	$7,019,329
Equity	7,245,785			7,245,785
Fixed income	2,278,273			2,278,273
Real estate	1,785,486			1,785,486

	18,328,873	-	-	18,328,873

Money market funds		5,317,377		5,317,377

Total investments	$18,328,873	$5,317,377	$-	$23,646,250

For the year ended December 31, 2010, there were no significant transfers in or out of levels 1, 2, or 3.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes to the methodologies used at December 31, 2010 and 2009.

Mutual funds are valued at the net asset value (NAV) of the shares held by the Plan at year end.

The interest-bearing cash money market fund is valued at $1.00 per share, its stated value at year end.

Biglari Holdings Inc. common stock, which is registered on the New York Stock Exchange, is valued at the last reported sales price on the last business day of the Plan year.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

5.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of money market investments sponsored by affiliates of Fidelity Management Trust Company and TD Ameritrade Trust Company. Fidelity Management Trust Company was trustee of the Plan through March 2010 and TD Ameritrade Trust Company is the current trustee of the Plan. Therefore, these transactions qualify as party-in-interest transactions.

At December 31, 2010, the Plan held 675 shares of Biglari Holdings Inc. common stock with a cost basis of $228,270.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company reserves the right under the Plan document to terminate the Plan at any time, subject to the provisions of ERISA. If the Plan is terminated, each participant would become fully vested and therefore, the balance in each participant’s account would be non-forfeitable.

7.	TAX STATUS OF THE PLAN

The Company has received a favorable determination letter dated December 7, 2005, from the Internal Revenue Service stating that the Plan was designed in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter, and a request for a new determination letter has been filed. However, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal or state taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2006.

******

SUPPLEMENTAL SCHEDULE

THE STEAK N SHAKE
401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)		EIN#: 37-0684070
AS OF DECEMBER 31, 2010		Plan #: 001

	Description of Investment
	Including Maturity Date,
Identity of Issuer, Borrower,	Rate of Interest, Collateral,	Fair
Lessor or Similar Party	Par or Maturity Value	Value

Money Market Funds:
* Fidelity Investments	Fidelity Retirement Money Market	$7,767,772
* TD Ameritrade	TD Bank Institutional MMDA	164
* TD Ameritrade	TD Bank USA MMDA	56,809

Total money market funds		7,824,745

Mutual Funds:
Longleaf Partners	Longleaf Partners International Fund	1,514,060
Pimco	Pimco Pacific Investment Short Term Instit.	44,248
Third Avenue	Third Avenue Focused Credit Fund	65,393
Third Avenue	Third Avenue Value Fund Institutional	4,782,022
Vanguard	Vanguard Index Trust - 500 Portfolio	2,399,958
Vanguard	Vanguard Target Retirement 2005 Fund	186,990
Vanguard	Vanguard Target Retirement 2010 Fund	514,766
Vanguard	Vanguard Target Retirement 2015 Fund	210,088
Vanguard	Vanguard Target Retirement 2020 Fund	1,350,090
Vanguard	Vanguard Target Retirement 2025 Fund	346,971
Vanguard	Vanguard Target Retirement 2030 Fund	1,115,666
Vanguard	Vanguard Target Retirement 2035 Fund	489,643
Vanguard	Vanguard Target Retirement 2040 Fund	968,172
Vanguard	Vanguard Target Retirement 2045 Fund	52,791
Vanguard	Vanguard Target Retirement 2050 Fund	179,874

Total mutual funds		14,220,732

Common Stock —
*Biglari Holdings Inc.	Biglari Holdings Inc. Common Stock	276,892

Notes receivable from participants —
* Various plan participants	Participant loans, with interest rates ranging
	from 4.25% to 8.25% and maturing at
	various dates through September 11, 2019	314,433

TOTAL ASSETS		$22,636,802

* Denotes a party-in-interest

SIGNATURES

The Plan.                      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Steak n Shake 401(k) Savings Plan

By:	/s/ Duane Geiger
Duane Geiger, on behalf of Steak n Shake Operations, Inc., the Plan Sponsor

Date:           June 29, 2011

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm